Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 4, DATED JULY 11, 2016
TO THE PROSPECTUS, DATED APRIL 29, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc., dated April 29, 2016 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 5, 2016 and Supplement No. 2, dated May 13, 2016. This Supplement supersedes and replaces Supplement No. 3, dated May 19, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To describe the completion of the acquisition of Cottonwood Corporate Center and

B.	To describe the terms of debt financing related to the acquisition of Cottonwood Corporate Center.

A. Acquisition of Cottonwood Corporate Center by Hines Global II

The following supplements the “Our Real Estate Investments” section of the Prospectus.

On July 5, 2016, we, through a wholly-owned subsidiary of our Operating Partnership, acquired Cottonwood Corporate Center. Cottonwood Corporate Center is a four-building, Class-A office project located in Cottonwood, Utah, a submarket of Salt Lake City, Utah. The contract purchase price for Cottonwood Corporate Center was $140.0 million, exclusive of transaction costs and working capital reserves. We funded the acquisition using proceeds from this Offering, an advance under our credit facility with Hines, and a $78.0 million loan, which is described more fully in section B of this Supplement. Cottonwood Corporate Center consists of 490,030 square fee of net rentable area that was 91% leased to 25 tenants as of the date of acquisition. Two of these tenants, SanDisk and Extra Space Storage, individually lease more than 10% of the rentable area of the project.

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SanDisk, a designer, developer and manufacturer of data storage technology, leases 153,201 square feet or approximately 31% of the project’s net rentable area, under a lease that expires in September 2021. The annual base rent under the lease is currently $4.5 million. Additionally, the lease provides the tenant with one five-year renewal option at the then-current market rental rate. Lastly, the tenant has an ongoing right of first offer on an additional 63,453 square feet of space as it becomes available until March 2020, unless the tenant has exercised its renewal option, at which point the tenant can maintain its right of first offer on such available space until September 2024.

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Extra Space Storage, a fully integrated, self-managed real estate investment trust focused on for rent self-storage facilities, leases 71,852 square feet or approximately 15% of the project’s net rentable area, under a lease that expires in January 2028. The annual base rent under the lease is currently $1.6 million. Additionally, the lease has a termination option which permits the tenant to terminate the lease if notice is given on or before April 30, 2023. Lastly, the lease provides the tenant with two five-year renewal options at 95% of the then- current market rental rate at the time of each renewal.

The estimated going-in capitalization rate for Cottonwood Corporate Center is approximately 6.9%. The estimated going-in capitalization rate is determined by dividing the projected property revenues in excess of expenses for the first fiscal year by the net purchase price (excluding closing costs and taxes). Property revenues in excess of expenses includes all projected operating revenues (rental income, tenant reimbursements, parking and any other property-related income) less all projected operating expenses (property operating and maintenance expenses, property taxes, insurance and property management fees). The projected property revenues in excess of expenses includes assumptions which may not be indicative of the actual future performance of the property, including the assumption that the current tenants will perform under their lease agreements during the next 12 months and assumptions related to leasing vacant space.

In connection with this acquisition, we expect to pay our Advisor approximately $3.2 million in acquisition fees.

Our management currently has no plans for material renovations or other capital improvements at the property and believes the property is suitable for its intended purpose and adequately covered by insurance. The cost of Cottonwood Corporate

Center (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of net rentable square feet, and the average effective annual net rent per leased square foot, for Cottonwood Corporate Center during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Net Rent per Leased Sq. Ft.(1)
2011	92%	$20.46
2012	96%	$24.19
2013	94%	$18.94
2014	92%	$19.04
2015	92%	$21.80

(1)
Average effective annual net rent per leased square foot for each year is calculated by dividing such year’s accrual basis total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for the period from July 5, 2016 through December 31, 2016, for each of the years ending December 31, 2017 through December 31, 2025 and the period thereafter for Cottonwood Corporate Center:

Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annual Base Rental Income of Expiring Leases	% of Total Annual Base Rental Income
Vacant	—	43,414	8.9%	$—	—%
2016	1	10,957	2.2%	$314,466	2.4%
2017	3	11,193	2.3%	$327,983	2.5%
2018	8	95,535	19.5%	$2,732,631	21.2%
2019	1	1,637	0.3%	$55,162	0.4%
2020	5	60,044	12.3%	$1,878,077	14.6%
2021	3	172,765	35.3%	$5,158,424	40.0%
2022	1	2,270	0.5%	$72,481	0.6%
2023	—	—	—%	$—	—%
2024	1	18,175	3.7%	$575,966	4.5%
2025	—	—	—%	$—	—%
Thereafter	2	74,040	15.1%	$1,781,676	13.8%

B. Description of Debt Related to the Acquisition of Cottonwood Corporate Center

The following supplements the “Our Real Estate Investments — Our Permanent Debt” section of the Prospectus.

On July 5, 2016, we, through a wholly-owned subsidiary of our Operating Partnership, entered into a loan agreement with Principal Life Insurance Company, which we refer to as Principal Life, for a principal sum of $78.0 million to fund the acquisition of Cottonwood Corporate Center. Principal Life is not affiliated with us or our affiliates. The loan is secured by a first priority lien on our interest in Cottonwood Corporate Center and assignments of all of its leases and rents and the personal property on the premises of Cottonwood Corporate Center.

The loan requires monthly payments of principal and interest. Principal and interest accrued on the loan are due and payable on the first day of each month commencing in September 2016. The loan has a fixed interest rate per annum equal to 2.98% and matures on August 1, 2023. The loan may be prepaid at any time on or after April 1, 2023, subject to certain conditions, including but not limited to providing 30 days’ advance written notice to Principal Life and, in the event of prepayment of the loan prior to April 1, 2023, the payment of a prepayment penalty.

The loan contains various customary events of default, with corresponding grace periods, including, without limitation, payment defaults and bankruptcy-related defaults. The loan also contains customary financial and other covenants, including, without limitation, covenants regarding the debt service coverage ratio, failure to maintain a property management agreement, limitations on the incurrence of debt and other customary covenants which are more fully described therein. Upon the occurrence of an event of default under the loan, Principal Life may declare all sums owed under the loan immediately due and payable. Our liability under the loan and the related loan documents is limited to our interest in Cottonwood Corporate Center, including its leases and rents and the personal property on its premises.